ZOOMCAR HOLDINGS, INC.

Anjaneya Techno Park, No.147, 1st Floor

Kodihalli, Bangalore, India 560008

May 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn: Scott Anderegg and Dietrich King

Re:	Zoomcar Holdings, Inc.
Registration Statement on Form S-1
File No. 333- 276859

Dear Messrs. Anderegg and King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zoomcar Holdings, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Friday, May 10, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Greg Moran
By: Greg Moran
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP